SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. __)

Parks! America, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE

(Title of Class of Securities)

701455 10 7

(CUSIP Number)

c/o Raul Silvestre
Silvestre Law Group, P.C.
31200 Via Colinas, Suite 200
Westlake Village, California 91362; (818) 597-7552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 14 Pages)

CUSIP No. 701455 10 7	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS EDLA Family Limited Partnership (“EDLA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho
NUMBER OF SHARES	7	SOLE VOTING POWER 10,020,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,020,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 701455 10 7	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Larry Eastland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 10,159,000(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,159,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

1  Mr. Eastland and his wife, Beverly Eastland, are the sole limited partners of EDLA, which owns 1,020,000 shares of the Issuer’s common stock.  Mr. Eastland may be deemed to be the indirect beneficial owner of the shares held by EDLA.

CUSIP No. 701455 10 7	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jay Pitlake
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,757,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,575,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jack Klosteman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 716,256
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 716,256
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ben Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,200,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,200,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jay Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 265,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 265,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 75,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 75,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert O’Brien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 338,334
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 338,334
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 701455 10 7	13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark D. Stubbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 100,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 100,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,428,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31% (based on the outstanding voting shares of the Issuer as of the close of business on August 12, 2009)
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement on Schedule 13D is related to the common stock, par value $.001 per share (the “Common Stock”), of Parks America, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s current principal executive offices are located at 1300 Oak Grove Road, Pine Mountain, GA 31822.
.
Item 2. Identity and Background.

(i)	(a)	EDLA Family Limited Partnership (“EDLA”)
(b)	EDLA’s business address is: 12679 Promontory Road, Los Angeles, CA 90049
(c)	EDLA is a limited partnership principally engaged in the business of investing.
(d)	During the last five years, EDLA has not been convicted in a criminal proceeding.
(e)
During the last five years, EDLA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	EDLA is a limited partnership organized under the laws of the State of Idaho.

(ii)	(a)	Larry Eastland
(b)	Mr. Eastland’s business address is:
12679 Promontory Road,
Los Angeles, CA 90049
(c)	Mr. Eastland is a limited partner of EDLA.
(d)	During the last five years, Mr. Eastland has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Eastland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Eastland is a citizen of the United States.

(iii)	(a)	Jay Pitlake
(b)	Mr. Pitlake’s business address is:
1878 Edward Lane,
Merrick, NY 11566
(c)	Mr. Pitlake is an investor and entrepreneur.
(d)           During the last five years, Mr. Pitlake has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Pitlake has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pitlake is a citizen of the United States.

(iv)	(a)	Jack Klosteman
(b)	Mr. Klosteman’s business address is:
134 S. Larchmont Blvd.,
Los Angeles, CA 90004
(c)	Mr. Klosteman is a partner at Klosteman Business Management.
(d)	During the last five years, Mr. Klosteman has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Klosteman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Klosteman is citizen of the United States.

(v)	(a)	Ben Smith
(b)	Mr. Smith’s business address is:
7320 FM 2799,
Jasper, TX 75951
(c)	Mr. Smith is an investor and entrepreneur.
(d)	During the last five years, Mr. Smith has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of the United States.

(vi)	(a)	Jay Goldman
(b)	Mr. Goldman’s business address is:
41 Vineyard Road
Newton, MA 02459
(c)	Mr. Goldman is a private investor.
(d)	During the last five years, Mr. Goldman has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Goldman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Goldman is a citizen of the United States.

(vii)	(a)	Richard Jackson
(b)	Mr. Jackson’s business address is:
960 Broadway, Suite 415
Boise, ID 83706
(c)	Mr. Jackson is an accountant.
(d)	During the last five years, Mr. Jackson has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Jackson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jackson is a citizen of the United States.

(viii)	(a)	Robert O’Brien
(b)	Mr. O’Brien’s business address is:
1511 S. Riegel Ct.,
Spokane Valley, WA 99212
(c)	Mr. O’Brien is an investor.
(d)	During the last five years, Mr. O’Brien has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. O’Brien has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. O’Brien is a citizen of the United States.

(ix)	(a)	Mark D. Stubbs
(b)	Mr. Stubb’s business address is:
3301 N. University Avenue
Provo, UT 84604
(c)	Mr. Stubbs is an attorney
(d)	During the last five years, Mr. Stubbs has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Stubbs has not been a party a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stubbs is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities referred to in this Schedule 13D for investment purposes. Except as provided below, the securities were purchased over the past three years and were purchased at or around market price in the open market or through privately negotiated transactions Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of common stock in the open market or in private transactions. Subject to the availability of common stock at prices deemed favorable by the Reporting Persons, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of common stock from time to time in the open market, through privately negotiated transactions, or otherwise.

EDLA Family Limited Partnership	5,000,000 common shares were initially issued as founder’s shares to Larry Eastland.

Jay Pitlake	The securities owned by Mr. Pitlake were issued as founder’s shares.

Jack Klosterman	The securities owned by Mr. Klosterman were issued as part of a severance agreement.

Ben Smith	The securities owned by Mr. Smith were issued as founder’s shares.

Richard Jackson	The securities owned by Mr. Jackson were issued as compensation for services.

Mark Stubbs	The securities owned by Mr. Stubbs were issued as compensation for services.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer for investment purposes.  However, on September 10, 2009, the Reporting Persons filed a preliminary Schedule 14A seeking consents and proxies from the Issuer’s stockholders (the “Consent Solicitation”) which, if successful, will have the effect of replacing the current board of directors and changing control of the Issuer.  The Consent Solicitation seeks to (i) amend that section of the bylaws of the Issuer relating to the number of directors to serve on the board, (ii) remove the current directors of the Issuer and (iii) elect Larry Eastland, Queenie Lai, Roderick Davies, Mike Lempres, Jack Klosteman, Mark D Stubbs, Bart Marcois, Jonathan Wing Lok, So, and Richard Nguyen Huu Nam as directors of a newly constituted board of directors.  In light of the fact that the intent of the Reporting Persons is now to effect the a change in control of the Issuer, and the combined beneficial ownership of the Reporting Persons exceeds five percent of the outstanding common stock of the Issuer, the Reporting Persons determined that they should file this Schedule 13D as a group.

The Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

(a)	See Item 11 of the Cover Page for each Reporting Person.
(b)	See Items 7, 8, 9 and 10 of the Cover Page for each Reporting Person.
(c)	None of the Reporting Persons effected any transactions in the Issuer’s securities within the past 60 days.
(d)
None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

(e)	None of Messrs. Klosteman, Smith, Goldman, Jackson and O’Brien is individually the beneficial owner of more than 5% of the outstanding common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Schedule 13D is being filed by the Reporting Persons because certain individuals comprising the Reporting Persons have agreed to be elected directors of the Issuer pursuant to the Consent Solicitation.

The execution and submission of this Schedule 13D by the Reporting Persons shall not be construed as a statement or admission that the Reporting Persons (i) are acting or agreed to act as a group, (ii) collectively constitute a “person” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1943, as amended (the “Act”), or (iii) for the purpose of Section 13(d)  of the Act are the beneficial owners of any shares other than the shares in which each Reporting Person is specifically identified in this Schedule 13D to have a beneficial interest.

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 regarding the joint filing of this Schedule 13D.  Except as otherwise disclosed in the Schedule 13D and the Joint Filing Agreement, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding of proxies, among the Reporting Persons and between any and all of the Reporting Persons and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated September 21, 2009, by and among EDLA Family Limited Partnership, Larry Eastland, Jay Pitlake, Jack Klosteman, Ben Smith, Jay Goldman, Richard Jackson and Robert O’Brien.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 21, 2009

EDLA FAMILY LIMTED PARTNERSHIP

By:	/s/ Larry Eastland
Name:	Larry Eastland
Title:	Partner

/s/ Larry Eastland
Larry Eastland

/s/ Jay Pitlake
Jay Pitlake

/s/ Jack Klosteman
Jack Klosteman

/s/ Ben Smith
Ben Smith

/s/ Jay Goldman
Jay Goldman

/s/ Richard Jackson
Richard Jackson

/s/ Robert O’Brien
Robert O’Brien

/s/ Mark D. Stubbs
Mark D. Stubbs